     Contact:  John D. Giolli
          Millennium Cell Inc.
(732) 542-4000

            Investors:  Betsy Brod/Jonathan Schaffer
                 Brod & Schaffer, LLC
     (212) 750-5800

MILLENNIUM CELL REPORTS THIRD QUARTER RESULTS
~ Substantial Improvement in Balance Sheet ~
~ Military Product Development to be Funded by U.S. Army ~

Eatontown, NJ—October 26, 2005 —Millennium Cell Inc. (NASDAQ: MCEL), a leading developer of hydrogen battery technology today reported a net loss for the quarter ended September 30, 2005 of $3.4 million, or $0.08 per share, as compared to $2.3 million, or $0.06 per share in the same period of 2004. The increase in net loss is attributable to non-cash interest expense incurred to convert a substantial portion of our convertible instruments during the third quarter. In addition, professional fees increased over the same quarter in the prior year. The results were within expectations for the third quarter.

We made several improvements to our balance sheet during the quarter. Firstly, nearly half of the $10 million of Series C Preferred Stock, issued in April 2005, were converted into common stock. Secondly, the remaining $1.0 million of unsecured debentures were converted into common stock. Lastly, Ballard Power Systems sold $2.4 million of our secured debentures to a group of accredited institutional investors. Millennium Cell and the new holders of the debentures are currently working to modify the terms of the secured debentures with the goal of releasing the restricted cash for use in operations.

“Actions taken by Millennium Cell and by major stockholders this quarter have dramatically improved the health of our balance sheet. We are pleased to report this activity and look forward to continuing to meet our business objectives in a fiscally responsible manner,” stated John D. Giolli, Millennium Cell Chief Financial Officer.

“In addition to these financial accomplishments, we have recently announced that the U.S. Army is funding the development of a portable 30 watt soldier power product (the “P2”) that our licensee, Protonex Technology Corporation is on track to publicly demonstrate in the fourth quarter,” commented H. David Ramm, Millennium Cell Chief Executive Officer. “We expect the Air Force to begin field testing early next year and Protonex to begin low volume shipments to support this effort in early 2006.

Mr. Ramm continued, “While the military has clearly emerged as our lead market in the near term, we view the P2 as an attractive replacement for batteries in selected applications in the medical and industrial markets. With regard to consumer electronics markets, we continue to interact with the Intel-sponsored Extended Battery Life Working Group and through focus groups are evaluating the value proposition provided by our technology in notebook PCs. Initial feedback is encouraging. Finally, as part of our effort to increase the number of licensees, we are actively pursuing additional collaborative opportunities with other potential OEM and fuel cell partners and look forward to updating you on our progress.”

The Company will host a conference call on October 27th, 2005 at 10:00 a.m., EDT to discuss its third quarter results. Interested parties may listen to the live teleconference by dialing 1-866-356-4281 and entering passcode 30454295. A telephonic replay of the conference call will also be available through November 4, 2005, by calling 1-888-286-8010 and entering passcode 79268796.

To listen to a live broadcast of the call over the Internet or to review the archived call, please visit: www.millenniumcell.com under the "Investor Relations" section.

About Millennium Cell

Millennium Cell develops hydrogen battery technology through a patented chemical process that safely stores and delivers hydrogen energy to power portable devices. The borohydride-based technology can be scaled to fit any application requiring high energy density for a long run time in a compact space. The Company is working with market partners to meet demand for its patented process in four areas: military, medical, industrial and consumer electronics. For more information, visit www.millenniumcell.com.

Cautionary Note Regarding Forward-looking Statements:

This press release may include statements that are not historical facts and are considered ``forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Millennium Cell’s current views about future events and financial performance and are subject to risks. Forward-looking statements are identified by their use of terms and phrases such as “believe,”“expect,”“plan,”“anticipate,”“on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from Millennium Cell’s expectations, and Millennium Cell expressly does not undertake any duty to update forward-looking statements. These factors include, but are not limited to, the following: (i) the cost and timing of development and market acceptance of Millennium Cell’s hydrogen fuel storage and delivery system; (ii) the cost and commercial availability of the quantities of raw materials required by the hydrogen fuel storage and delivery systems; (iii) competition from current, improving and alternative power technologies; (iv) Millennium Cell’s ability to raise capital at the times, in the amounts and at the costs and terms that are acceptable to fund the development and commercialization of its hydrogen fuel storage and delivery system and its business plan; (v) Millennium Cell’s ability to protect its intellectual property; (vi) Millennium Cell’s ability to achieve budgeted revenue and expense amounts; (vii) Millennium Cell’s ability to generate revenues from the sale or license of, or provision of services related to, its technology; (viii) Millennium Cell’s ability to form strategic alliances or partnerships to help promote our technology and achieve market acceptance; (ix) Millennium Cell’s ability to generate design, engineering or management services revenue opportunities in the hydrogen generation or fuel cell markets; (x) Millennium Cell’s ability to secure government funding of its research and development and technology demonstration projects; and (xi) other factors discussed under the caption “Investment Considerations”in Millennium Cell’s Annual Report on Form 10-K for the year ended December 31, 2004.

More…

Millennium Cell Inc.
(a development stage enterprise)
(dollars in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
Statement of Operations	Sept.,05	Sept.,04	Sept.,05	Sept.,04
Revenue	$ 0.1	$ 0.1	$ 0.3	$ 0.1
Cost of revenue	0.1	0.1	0.2	0.1
Gross margin	-	-	0.1	-

Product development and marketing	0.9	0.9	2.7	2.7
General and administrative	1.4	0.8	4.2	3.0
Non-cash charges	0.1	0.1	3.1	0.7
Depreciation and amortization	0.1	0.1	0.2	0.4
Research and development	0.1	0.1	0.5	0.2
Total operating expenses	2.6	2.0	10.7	7.0

Loss from operations	(2.6)	(2.0)	(10.6)	(7.0)
Interest expense	0.8	0.3	1.5	1.6
Net loss	$ (3.4)	$ (2.3)	$ (12.1)	$ (8.6)

Net loss per share	$ (0.08)	$ (0.06)	$ (0.29)	$ (0.24)
Weighted-average number of shares outstanding	44.4	37.7	42.4	36.7

More…

Millennium Cell Inc.
(a development stage enterprise)
(dollars in millions)

Condensed Balance Sheet	Sept., 05	Dec., 04
Unrestricted cash (1)	$11.0	$8.2
Restricted cash (2)	4.1	3.0
Fixed assets, net	0.5	0.7
Patents and licenses, net	0.6	0.5
Other assets	0.8	0.9
Total assets	$17.0	$13.3

Accounts payable and accrued expenses	$1.2	$1.2
Secured debentures, net of discount	2.4	2.4
Unsecured debentures, net of discount	-	5.1
Preferred Stock - Series C, net of discount	5.3	-
Other liabilities	0.5	0.4
Stockholders' equity	7.6	4.2
Total liabilities and stockholders' equity	$17.0	$13.3

(1) Increase in cash from $8.2 (Dec.,04) to $11.0 (Sept.,05) was $2.8 million: $9.6 cash received from private placement + ($7.5) consumed in operations + $0.6 working capital + ($0.1) fixed asset additions + $1.2 cashprovided by warrant and option exercises + ($1.0) restricted stock

(2) Cash restricted is collateral for secured debentures ($2.5), Series C Preferred Stock ($1.0)
and facility lease ($0.6).